August 4, 2006

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL  33602-5810

P.O. BOX 3391

TAMPA, FL  33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com Email

078489-0103

Pamela Long, Assistant Director

Andrew Schoeffler, Staff Attorney

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C.  20549

Re:                               Liquidmetal Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File Number 333-130251

Dear Ms. Long and Mr. Schoeffler:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 3 (“Amendment No. 3”) to the Form S-1 Registration Statement that was originally filed by the Company on December 9, 2005 (the “Registration Statement”).  Set forth below are the Company’s responses to the Staff’s comments to the Registration Statement, as set forth in the Staff’s letter of August 2, 2006.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

We note the disclosure in the second paragraph of the risk factor entitled “If we default on the convertible notes” on page 14. In your “Prospectus Summary” section please discuss the penalty provisions, including how the penalty amount is calculated, and the total penalty amount as of the most recent practicable date. Please also briefly discuss the default notice that you have received.

RESPONSE:

In response to this comment, the Company has added a new section to the Prospectus Summary under the caption “August 2005 Registration Rights Agreement.” In that section, the Company summarizes the penalty provisions (including how the penalties are calculated) and the amount of the accrued penalties through August 1, 2006. The new language also discusses the default notice. This new section begins on page 2 of Amendment No. 3.

2.

The risk factor entitled “We have received a demand for payment” on page 17 repeats the risk discussed in the second paragraph of the risk factor entitled “If we default on the convertible notes” on page 14. Please revise to delete duplicative risk factor disclosure.

RESPONSE:

In response to this comment, the Company has deleted the duplicative risk factor on page 17 of Amendment No. 2 (beginning with “We have received a demand for payment . . . “), and the Company has added the following sentence to the end of the risk factor on page 14: “However, we cannot predict the outcome of the negotiations, and the resolution of this issue may harm our business and have a material adverse impact on our financial condition.” This sentence was formerly included at the end of the deleted risk factor. In the risk factor on page 14, the Company also updated the amount of the accrued late registration fees through August 1, 2006.

Form 10-Q/A for the fiscal quarter ended September 30, 2005

3.

We reissue comment 13 of our letter dated May 15, 2006.  In this regard, we note that you have not revised the disclosure in the third full paragraph on page 15 and in the third full paragraph on page 36 to remove language stating that the SEC has advised you as to the matters discussed.

RESPONSE:

 Simultaneous with the filing of Amendment No. 3, the Company filed another amendment to its Form 10-Q/A for the quarter ended September 30, 2005.  In Item 4 of Part I of the new amendment, the Company has removed the language suggesting that the SEC has advised it as to the matters discussed (see page 36).  The Company made the same change on page 15 of the new amendment (in Note 8 to the financial statements) on page 15.

4.

We note the disclosure in the last sentence of the second to last paragraph on page 21 that “As of the filing of this report, the Company’s management is not aware of any outstanding default notices.”  We also note the disclosure in the risk factor entitled “We have received a demand for payment…” on page 17 indicating that you have received a default notice.  Please reconcile.

RESPONSE:

The Company has deleted the referenced paragraph on page 21 of the amendment to the Form 10-Q.  Since the financial statements included in such Form 10-Q are as of September 30, 2005, the Company has determined that the information in the deleted paragraph does not belong in such financial statements.

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Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses to your letter.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely